ZODIAC TRUST - CONNING MONEY MARKET PORTFOLIO
Sub-Item 77K

CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

On August 22, 2001, the Board of Trustees selected Arthur Andersen LLP, 100 East Wisconsin Avenue, P.O. Box 1215, Milwaukee, Wisconsin, 53201-1215 as the Zodiac Trust - Conning Money Market Portfolio's (the "Portfolio") independent auditors for the fiscal year ended August 31, 2002. On June 15, 2002, Arthur Andersen LLP was convicted of obstruction of justice arising out of the destruction of documents relating to Arthur Andersen's audit of Enron Corp. In light of the conviction and other events surrounding Arthur Andersen LLP, the Board of Trustees determined that it would no longer be appropriate to retain Arthur Andersen LLP as the Portfolio's independent auditors for the year ended August 31, 2002, and, accordingly, on July 25, 2002, terminated the selection of Arthur Andersen LLP as the Portfolio's independent auditors.

Arthur Andersen has not issued any opinions on any financial statements of the Portfolio. During the interim period between August 22, 2001 and July 25, 2002 (the date that the Board of Trustees determined to terminate the selection of Arthur Andersen LLP as the Portfolio's independent auditors), there were no disagreements between the Portfolio and Arthur Andersen LLP. The decision to dismiss Arthur Andersen LLP as the Portfolio's independent auditors was approved by the Audit Committee of the Portfolio's Board of Trustees.

As permitted by the emergency rules and orders released by the Securities and Exchange Commission on March 18, 2002, the Audit Committee of the Portfolio's
Board of Trustees, on July 25, 2002, selected Deloitte & Touche LLP as the independent auditors of the Portfolio for the year ended August 31, 2002.